Mail Stop 4561

December 23, 2009

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

>   **Re:** **FriendFinder Networks Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed December 10, 2009**
>   **File No. 333-156414**

Dear Mr. Bell:

We have reviewed the above-captioned filing and your response letter, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated December 4, 2009.

Risk Factors, page 14

1.   We note your response to prior comment 3, which states that your capital resources, as supplemented by the offering proceeds, are not expected to be sufficient to fund operations for the next twelve months, unless the 2005 and 2006 notes are restructured or extended. Notwithstanding your expectation that the notes will be restructured or extended, there is a risk that the notes will become due in accordance with the current payment schedule, and you would be unable to pay the notes and fund the other costs of continuing operations. Please add a prominently positioned risk factor that identifies and discusses this uncertainty, the potential extent of the capital resource deficiency, and the resulting adverse effect on investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Internet Segment Historical Operating Data, page 61

2.   We note your response to prior comment 2. You state that members who previously were subscribers, but discontinued their subscriptions either by notifying you of their decisions to discontinue or allowing their subscriptions to lapse by failing to pay their subscription fees, are considered new subscribers when they become subscribers again at any point after their previous subscriptions ended. You also state that if a current subscriber to one of your websites becomes a subscriber to another one of your websites, such new subscription would also be counted as a new subscriber since

such subscriber would be paying the full subscription fee for each subscription. For each period included in the table, please tell us the number of (i) discontinued/lapsed prior subscribers and (ii) existing subscribers that have purchased additional subscriptions that are included in the number of new subscribers. In addition, consider whether the number of new subscribers attributable to these sources should be more clearly disclosed to investors in quantitative terms.

Notes to Consolidated Financial Statements

Note K – Stockholders' Equity, page F-27

3.   We note that you recorded the deemed dividend for the Series B Preferred shares issued to related parties in response to prior comment 5. Please revise to label your fiscal 2007 financial statements as restated and provide the disclosures required by paragraph 26 of SFAS 154, or tell us why you believe such revisions are not necessary. Also, tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

Exhibit Index, page II-8

4.   We note your response to prior comment 7. In your response letter, please confirm that except with respect to any schedules or similar attachments to agreements you are not required to file pursuant to Item 601(b)(2) of Regulation S-K, for each material contract filed as an exhibit, you will file all related schedules and attachments.

*   *   *   *   *

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Facsimile (212) 872-1002
        Bruce S. Mendelsohn, Esq.
        Akin Gump Strauss Hauer & Feld LLP